July 27, 2006

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA 91436

RE: **Deja Foods, Inc.**
File No. 333-124016
Registration Statement on Form SB-2
Amendment 5 Filed July 19, 2006

Dear Mr. Fox:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Deja Foods Financial Statements

Notes to Consolidated Financial Statements

Note 18 – Rescission Payments, F-34

1. We reviewed your response to our prior comments 4 and 5 and your disclosure that the warrants issued with the April 2006 line of credit may be subject to

rescission. This rescission event would be considered a cash settlement alternative. Considering net cash settlement would be at the option of the holder and not the company, it appears the warrants should initially be measured at fair value and recorded as liabilities in accordance with EITF 00-19. Please advise or revise your footnote disclosure of the planned accounting treatment. Also, revise MD&A to discuss the impact of these warrants on your financial statements.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Gary A Agron
        Fax: (303) 770-7257